Aurora Cannabis Commences Compulsory Acquisition of Remaining CanniMed Shares

TSX: ACB TSX: CMED

EDMONTON, April 13, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has exercised its right under the compulsory acquisition provisions in Section 206 of the Canada Business Corporations Act (the "Act") to acquire all of the outstanding common shares (the "CanniMed Shares") of CanniMed Therapeutics Inc. (TSX: CMED) ("CanniMed") that it did not acquire under its recently completed offer (the "Offer") to acquire all of the issued and outstanding CanniMed Shares, by mailing a notice of compulsory acquisition (the "Notice of Compulsory Acquisition") to all remaining registered holders of CanniMed Shares. The compulsory acquisition is expected to be completed shortly after April 30, 2018. Intermediaries on behalf of beneficial holders will receive a notice from CDS.

Under the compulsory share acquisition, CanniMed shareholders must make an election no later than 5:00 p.m. on April 30, 2018 in accordance with the procedures in the Notice of Compulsory Acquisition mailed to registered shareholders, a copy of which is available under CanniMed's profile at www.SEDAR.com, and Section 206 of the Act.

To elect to receive the same consideration as that provided pursuant to the Offer, consisting of either 3.40 common shares of Aurora (the "Aurora Shares") (the "Share Alternative") or $43.00 in cash, subject to pro-ration (the "Cash Alternative"), per CanniMed Share, or any combination of Aurora Shares and cash based on a maximum of $43.00 in cash per CanniMed Share, with the cash being subject to the same pro-ration as the Cash Alternative (the "Share and Cash Alternative"), CanniMed shareholders must complete the letter of transmittal accompanying the Notice of Compulsory Acquisition and deliver it with the certificate(s) representing such shareholder's CanniMed Shares to Laurel Hill Advisory Group ("Laurel Hill") prior to 5:00 p.m. on April 30, 2018. Cash proration will be based on maximum cash available of approximately $6.0 million.

Shareholders who fail to elect will be deemed to have elected to receive Aurora Shares on the basis of 3.40 Aurora Shares for each CanniMed Share held.

Beneficial holders of CanniMed Shares must contact their broker for assistance in making their election. Questions and requests for assistance, including requests for additional copies of the Notice of Compulsory Acquisition and related letter of transmittal may be directed to Laurel Hill at 1-877-452-7184 for North America Toll Free or at 1-416-304-0211 for Collect Calls Outside North America (assistance@laurelhill.com).

Aurora has taken up and paid for 23,512, 487 CanniMed Shares held by those shareholders who accepted the Offer and which represent approximately 93.1% of the outstanding CanniMed Shares. Aurora also purchased 700,600 CanniMed Shares in the open market during the period of the Offer, and in aggregate holds 95.9% of the outstanding CanniMed Shares.

Upon completion of the compulsory acquisition, Aurora intends to take the necessary steps to delist the CanniMed Shares from the TSX V and to have CanniMed cease to be a reporting issuer (or equivalent) under applicable Canadian securities law.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

About CanniMed Therapeutics

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products.

CanniMed, through its subsidiaries, was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years and has been producing safe and consistent medical cannabis for thousands of Canadian patients, with no incident of product diversion or recalls.

For more information, please visit our websites: www.cannimed.ca

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The companies are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.	CanniMed Therapeutics Inc
Terry Booth	André Jérôme
CEO	InterimCEO

SOURCE CanniMed Therapeutics Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/13/c8780.html

%SEDAR: 00040256E

For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938, cmacphail@national.ca; Or Laurel Hill Advisory Group, North America Toll Free: 1-877-452-7184, Collect Calls Outside North America: 1-416-304-0211, Email: assistance@laurelhill.com

CO: CanniMed Therapeutics Inc.

CNW 06:30e 13-APR-18